Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

July 12, 2006

Via Federal Express Tracking Number 792785608061

Mr. Adam Halper

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	e-Future Information Technology Inc.
SEC File No. 333-126007

Dear Mr. Halper:

As we discussed several weeks ago, e-Future has not completed its initial public offering as of the date hereof. In fact, no investor funds have been placed in escrow. In order to update its prospectus, e-Future filed a post-effective amendment to its registration statement on Monday, July 3, 2006. This post-effective amendment accomplishes two tasks:

•	December 30, 2005 financial statements have been added to the registration statement; and

•	The end of the offering period has been extended to September 30, 2006. I have amended the escrow agreement and the form of underwriting agreement to reference this new closing date.

In our recent telephone conversation, I indicated that e-Future was contemplating amending the registration statement to permit investment by PRC residents and citizens. In the end, however, e-Future did not pursue this option. Consequently, the only changes are noted above. I have enclosed three red-lined copies of the post-effective amendment for your review. Please provide me with your thoughts as soon as possible.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

July 12, 2006

Please contact me with any questions regarding the enclosed.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

Enclosures

cc:	Adam Yan
Ming Zhu
L. McCarthy Downs, III